Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement on Form S-1 of Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.) of our report dated September 25, 2015, relating to our audits of the consolidated financial statements, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to our firm under the caption “Experts” in such Prospectus.

/s/ McGladrey LLP

Greensboro, North Carolina

November 5, 2015

RSM US LLP, an Iowa limited liability partnership, is doing business as McGladrey LLP in the state of North Carolina and is a CPA firm registered with the North Carolina State Board of Certified Public Accountants under the name McGladrey LLP. Rules permitting the use of RSM US LLP have been published in the North Carolina Register and are pending final approval.